Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years ended
June 30, 2023, 2022 and 2021.

INDEX

Consolidated financial statements as of and for the years ended June 30, 2023, 2022 and 2021.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2023, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner

Rosario, Argentina

September 29, 2023

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	48,129,194	33,475,266	36,046,113
Other financial assets	7.2	12,135,020	5,401,133	11,161,398
Trade receivables	7.3	158,006,474	111,752,310	88,784,172
Other receivables	7.4	28,824,998	19,327,584	11,153,705
Income and minimum presumed recoverable income taxes		9,444,898	1,647,398	990,881
Inventories	7.5	140,426,975	126,044,122	61,037,551
Biological assets	7.6	146,842	57,313	2,315,838
Total current assets		397,114,401	297,705,126	211,489,658

NON-CURRENT ASSETS
Other financial assets	7.2	444,909	619,841	1,097,462
Trade receivables	7.3	—	200,412	135,739
Other receivables	7.4	2,546,241	2,254,199	2,543,142
Income and minimum presumed recoverable income taxes		16,286	44,412	12,589
Deferred tax assets	9	7,312,964	4,011,374	3,278,370
Investments in joint ventures and associates	13	39,296,810	38,554,092	30,657,173
Investment properties	7.10	3,589,749	—	—
Property, plant and equipment	7.7	67,853,835	49,908,325	47,954,596
Intangible assets	7.8	173,783,956	76,704,869	67,342,362
Goodwill	7.9	112,163,432	36,073,685	28,751,206
Right of use asset	16	13,936,575	12,144,026	1,327,660
Total non-current assets		420,944,757	220,515,235	183,100,299
Total assets		818,059,158	518,220,361	394,589,957

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	150,807,674	125,849,620	72,091,408
Borrowings	7.12	107,639,659	71,301,468	76,785,857
Employee benefits and social security	7.14	9,606,707	7,619,121	4,680,078
Deferred revenue and advances from customers	7.15	24,875,662	5,895,313	6,277,313
Income tax payable		509,034	7,538,764	7,452,891
Consideration for acquisition		1,415,099	3,048,562	—
Lease liabilities	16	3,858,699	1,412,904	750,308
Total current liabilities		298,712,534	222,665,752	168,037,855

NON-CURRENT LIABILITIES
Borrowings	7.12	60,670,946	74,177,169	47,988,468
Deferred revenue and advances from customers	7.15	2,057,805	—	—
Government grants		—	—	784
Joint ventures and associates	13	622,823	717,948	1,278,250
Deferred tax liabilities	9	35,785,347	29,005,943	25,699,495
Provisions	7.16	891,769	603,022	449,847
Consideration for acquisition		3,578,157	9,854,228	11,790,533
Secured notes	7.13	75,213,146	12,559,071	48,664,012
Lease liabilities	16	10,030,524	10,338,380	390,409
Total non-current liabilities		188,850,517	137,255,761	136,261,798
Total liabilities		487,563,051	359,921,513	304,299,653

EQUITY
Equity attributable to owners of the parent		298,594,088	127,358,573	67,743,242
Non-controlling interest		31,902,019	30,940,275	22,547,062
Total equity		330,496,107	158,298,848	90,290,304
Total equity and liabilities		818,059,158	518,220,361	394,589,957

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
Revenues from contracts with customers	8.1	419,446,439	328,455,588	206,697,620
Government grants		—	—	2,302
Initial recognition and changes in the fair value of biological assets at the point of harvest		610,554	6,388,030	2,826,255
Changes in the net realizable value of agricultural products after harvest		(4,351,433)	(42,523)	—
Total		415,705,560	334,801,095	209,526,177

Cost of sales	8.2	(235,457,053)	(208,364,095)	(118,641,803)
Research and development expenses	8.3	(15,345,315)	(6,947,460)	(5,617,655)
Selling, general and administrative expenses	8.4	(113,002,747)	(77,483,812)	(47,601,901)
Share of profit or loss of joint ventures and associates	13	1,198,628	1,144,418	997,429
Other income or expenses, net	8.5	1,084,892	(3,280,220)	(279,359)
Operating profit		54,183,965	39,869,926	38,382,888
Financial cost	8.6	(23,788,085)	(17,926,197)	(21,240,236)
Other financial results	8.6	(11,289,933)	(7,880,099)	(6,612,104)
Profit before income tax		19,105,947	14,063,630	10,530,548
Income tax	9	1,068,652	(17,972,534)	(14,351,170)
Profit (Loss) for the year		20,174,599	(3,908,904)	(3,820,622)

Profit (loss) for the year attributable to:
Equity holders of the parent		18,779,876	(7,199,618)	(6,870,163)
Non-controlling interests		1,394,723	3,290,714	3,049,541
		20,174,599	(3,908,904)	(3,820,622)

Profit (Loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent	10	0.3022	(0.1702)	(0.1752)
Diluted profit (loss) attributable to ordinary equity holders of the parent	10	0.2972	(0.1702)	(0.1752)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30,2023, 2022 and 2021

(Amounts in US$)

Profit (Loss) for the year	20,174,599	(3,908,904)	(3,820,622)

Other comprehensive (loss) income	(835,849)	35,172,250	10,051,318

Items that may be subsequently reclassified to profit and loss	631,500	40,480,860	12,733,775

Foreign exchange differences on translation of foreign operations from joint ventures	(46,901)	7,845,756	2,657,567
Foreign exchange differences on translation of foreign operations	678,401	32,635,104	10,076,208
Items that will not be subsequently reclassified to loss and profit	(1,467,349)	(5,308,610)	(2,682,457)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	(184,630)	(586,268)	(413,618)
Revaluation of property, plant and equipment, net of tax [2]	(1,282,719)	(4,722,342)	(2,268,839)
Total comprehensive profit	19,338,750	31,263,346	6,230,696

Total comprehensive profit attributable to:
Equity holders of the parent	17,924,877	22,145,704	1,559,264
Non-controlling interests	1,413,873	9,117,642	4,671,432
	19,338,750	31,263,346	6,230,696

(1)

The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $99,415 for the year ended June 30, 2023, $315,683 for the year ended June 30, 2022 and ($222,717) for the year ended June 30, 2021.

(2)

The tax effect of the revaluation of property, plant and equipment was $703,087 for the year ended June 30,2023, $2,837,650 for the year ended June 30, 2022 and ($1,389,643) for the year ended June 30, 2021.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	Total equity
06/30/2020	3,613	96,486,865	—	—	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants	260	7,765,410	—	(916,202)	—	—	—	—	—	—	6,849,468	—	6,849,468
Shares issued (Note 6)	188	14,999,812	—	—	—	—	—	—	—	—	15,000,000	—	15,000,000
Share-based incentives (Note 19)	97	1,410,299	—	—	244,739	—	—	—	—	—	1,655,135	—	1,655,135
Purchase of own shares (Note 11)	—	—	—	—	—	—	(3,500,020)	—	—	—	(3,500,020)	—	(3,500,020)
Non-controlling interest for business combination (Note 6)	—	—	—	—	—	—	—	—	—	—	—	3,305,543	3,305,543
(Loss) profit for the year	—	—	—	—	—	—	—	(6,870,163)	—	—	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 19)	17	1,385,886	—	—	95,157	—	—	—	—	—	1,481,060	—	1,481,060
Capitalization of convertible notes (Note 7.13)	462	36,771,234	—	—	—	(527,236)	—	—	—	—	36,244,460	—	36,244,460
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
(Loss) Profit or the year	—	—	—	—	—	—	—	(7,199,618)	—	—	(7,199,618)	3,290,714	(3,908,904)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	33,592,210	(4,246,888)	29,345,322	5,826,928	35,172,250
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	63	2,640,004	—	135,361	1,257,377	—	—	—	—	—	4,032,805	—	4,032,805
Business combination (Note 6)	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 7.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares (Note 11)	—	—	—	—	—	—	(27,022,665)	—	—	—	(27,022,665)	—	(27,022,665)
Issuance of convertible notes (Note 7.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
(Loss) profit for the year	—	—	—	—	—	—	—	18,779,876	—	—	18,779,876	1,394,723	20,174,599
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	312,975	(1,167,974)	(854,999)	19,150	(835,849)
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
OPERATING ACTIVITIES
Profit (loss) for the year		20,174,599	(3,908,904)	(3,820,622)

Adjustments to reconcile profit to net cash flows
Income tax	9	(1,068,652)	17,972,534	14,351,170
Financial results		35,078,018	25,806,296	27,852,340
Depreciation of property, plant and equipment	7.7	4,833,274	3,769,005	3,048,539
Amortization of intangible assets	7.8	10,991,433	4,161,392	2,388,982
Depreciation of leased assets	16	3,565,894	1,257,538	827,320
Transactional expenses		4,183,916	971,539	2,022,918
Share-based incentive and stock options		3,415,108	1,430,745	1,655,135
Share of profit or loss of joint ventures and associates	13	(1,198,628)	(1,144,418)	(997,429)
Loss of participation in joint ventures and associates	13	133,079	—	—
Provisions for contingencies		221,008	292,732	158,818
Allowance for impairment of trade debtors		1,327,385	1,598,042	560,931
Allowance for obsolescence		1,066,777	849,641	579,832
Initial recognition and changes in the fair value of biological assets		(610,554)	(6,388,030)	(2,826,255)
Changes in the net realizable value of agricultural products after harvest		4,351,433	42,523	—
Gain or loss on sale of equipment and intangible assets		(74,593)	(1,944,308)	733,042

Working capital adjustments
Trade receivables		(56,867,123)	(24,971,064)	1,986,982
Other receivables		(11,475,717)	(7,298,822)	(8,330,278)
Income and minimum presumed income taxes payable		(16,154,083)	6,469,983	5,814,425
Inventories and biological assets		(11,066,489)	(55,311,365)	(34,503,283)
Trade and other payables		(4,501,398)	53,477,330	(5,831,743)
Employee benefits and social security		1,258,673	3,003,793	(693,125)
Deferred revenue and advances from customers		13,322,769	(373,584)	2,412,315
Income taxes paid		(4,072,347)	(7,059,177)	(1,837,775)
Government grants		—	(784)	(2,821)
Interest collected		5,378,413	5,628,962	2,979,889
Inflation effects on working capital adjustments		376,597	(35,846,973)	(14,735,250)
Net cash flows generated (used) by operating activities		2,588,792	(17,515,374)	(6,205,943)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		137,357	2,046,771	309,810
Investment in joint ventures and associates		—	—	(101,883)
Net cash received from business combination	6	4,373,265	—	355,804
Net loans granted to shareholders and other related parties		—	(421,691)	—
Proceeds from financial assets		1,316,980	12,331,390	9,324,335
Investment in financial assets		(8,990,083)	(2,055,878)	(4,275,099)
Purchase of property, plant and equipment	7.7	(11,360,469)	(3,458,790)	(2,805,825)
Capitalized development expenditures	7.8	(10,753,047)	(5,149,684)	(3,906,630)
Purchase of intangible assets	7.8	(449,673)	(389,039)	(7,210,630)
Net cash flows (used) generated by investing activities		(25,725,670)	2,903,079	(8,310,118)

FINANCING ACTIVITIES
Proceeds from borrowings		79,817,888	140,431,184	143,499,367
Repayment of borrowings and financed payments		(16,744,956)	(110,625,272)	(113,100,031)
Interest payments		(18,046,961)	(13,009,834)	(12,923,746)
Decrease in bank overdrafts and other short-term borrowings		—	(32,838)	(3,442,491)
Other financial proceeds or payments, net		(4,767,378)	(180,538)	(1,415,034)
Acquisition of non-controlling interest in subsidiaries		—	(724,429)	—
Purchase of own shares		(2,996,947)	—	(3,500,020)
Leased assets payments	16	(3,855,517)	(1,034,764)	(728,964)
Warrants tender offer payments		—	—	(1,030,952)
Cash dividend distributed by subsidiary		(452,129)	—	—
Net cash flows generated by financing activities		32,954,000	14,823,509	7,358,129

Net increase in cash and cash equivalents		9,817,122	211,214	(7,157,932)

Inflation effects on cash and cash equivalents		(101,767)	(9,624,750)	(5,584,156)

Cash and cash equivalents as of beginning of the year	7.1	33,475,266	36,046,113	42,522,861
Effect of exchange rate changes on cash and equivalents		4,938,573	6,842,689	6,265,340
Cash and cash equivalents as of the end of the year	7.1	48,129,194	33,475,266	36,046,113

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions and other significant transactions.
7.	Information about components of consolidated statement of financial position.
8.	Information about components of consolidated statement of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Impact of COVID-19.
22.	Events occurring after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 40 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2023, 2022 and 2021 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 29, 2023.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

From July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

For the years ended June 30, 2022 and 2021, Argentinian subsidiaries had applied IAS 29. “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

The effect of the functional currency change was recorded prospectively as of July 1, 2022, in accordance with IAS 21. As a result, from July 1, 2022 there are no longer effects of inflation adjustments for the above-mentioned subsidiaries.

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;
-	Substantive potential voting rights held by the Group and by other parties;
-	Other contractual arrangements; and
-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all of its subsidiaries.

		Country of
		incorporation
		and principal
		place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2023	06/30/2022	06/30/2021
RASA Holding, LLC	Investment in subsidiaries	USA		100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina		80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Microbiology Business	Brazil	a	80.00%	80.00%	79.99%
Rizobacter del Paraguay S.A.	Microbiology Business	Paraguay	a	80.00%	80.00%	79.92%
Rizobacter Uruguay	Microbiology Business	Uruguay	a	80.00%	80.00%	80.00%
Rizobacter South Africa	Microbiology Business	South Africa	a	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Microbiology Business	Bolivia	a	80.00%	80.00%	79.96%
Rizobacter USA, LLC	Microbiology Business	USA	a	80.00%	80.00%	80.00%
Rizobacter Colombia SAS	Microbiology Business	Colombia	a	80.00%	80.00%	80.00%
Rizobacter France SAS	Microbiology Business	France	a	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Corporate related expenses	Argentina		90.00%	90.00%	90.00%
BCS Holding, LLC	Investment in subsidiaries	USA		100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Seeds and Traits	Argentina		100.00%	100.00%	100.00%
Verdeca, LLC	Seeds and Traits	USA		100.00%	100.00%	100.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%	50.10%
Bioceres Crops Do Brasil Ltda.	Seeds and Traits	Brazil		100.00%	100.00%	—
Pro Farm Group, Inc.	Microbiology Business	United States	b	100.00%	—	—
Pro Farm International, OÜ	Microbiology Business	Finland	b	100.00%	—	—
Pro Farm Michigan Manufacturing, LLC	Microbiology Business	United States	b	100.00%	—	—
Pro Farm Russia, LLC	Microbiology Business	Russia	b	100.00%	—	—
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Microbiology Business	Brazil	b	99%	—	—
Glinatur S.A.	Microbiology Business	Uruguay	b	100.00%
Pro Farm Technologies, OÜ	Microbiology Business	Finland	b	100.00%	—	—

a)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.
b)	On July 12, 2022 we acquired a controlling interest in Pro Farm Group Inc. (“Pro Farm”). See Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3.   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

●	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
●	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
●	IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments did not have a material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 3 - Reference to the Conceptual Framework.

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

b) The following new standards are not yet adopted by the Group.

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of lease.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS1 – Non- current liabilities with covenants.

The amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

These amendments are not expected to have material impact on the Group.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.

The amendments introduce an exception to the initial recognition exemption in IAS 12. Applying this exception, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments also apply to taxable and deductible temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as assets at the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Early application of the amendments is permitted.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.

The amendments introduce new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangements.

The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Early application of the amendments is permitted.

These amendments are not expected to have material impact on the Group.

International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)

The amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform.

The amendments will introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; (ii) and targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after 1 January 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.   Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.   Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.3.Biological assets

Within current assets, growing crops are included as biological assets from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.4.   Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.5.   Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Management’s accounting policy choice is to use a prospective presentation method.

4.6.   Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

4.7.   Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.
-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;
-	The legal form of joint arrangements structured through a separate vehicle;
-	The contractual terms of the joint arrangement agreement; and
-	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Estimates

There is uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

4.8.   Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)      Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land.

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.2 million on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.9.   Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight-line basis as an expense in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a management’s estimations.

4.10. Intangible assets

a)Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

To value acquired intangible assets, valuation techniques generally accepted in the market are applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

b)Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;
-	Adequate resources are available to complete the development;
-	There is an intention to complete and sell the product;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

-	The Group is able to sell the product;
-	Sale of the product will generate future economic benefits; and
-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred.

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof-of-concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof-of-concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 5 - 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

Estimates

To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.11. Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other transaction costs.

In the measurement after initial recognition, the Group has chosen the cost model for all investment property.

4.12. Financial assets and liabilities

The Group measures its financial assets and liabilities at initial recognition at fair value and subsequently at amortized cost using the effective interest method.

The Group has not irrevocably designated a financial asset or liability as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets or liabilities at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of collectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.13. Borrowings

The Group measures its borrowings at initial recognition at fair value and, subsequently, are measured at amortized cost using the effective interest rate method.

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.14. Convertible notes

The convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group considers that if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature, as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15. Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.21.

4.16. Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

4.17. Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - ie., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

4.18. Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

● Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

● Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

● Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

● Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

● Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

The Group’s commercial activities comprise the selling of manufactured products. These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control has been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Revenues are recognized when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

The recognition of revenue of usage-based royalties promised in exchange for a license of intellectual property is recognized at the later of when the performance obligation is satisfied and when the sales or usages occur.

Management estimates, and includes in the transaction price at contract inception, the amount of variable consideration to which it expects to be entitled. An entity includes some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

4.19. Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.20. Current and deferred income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;
-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or
-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.21. Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2.

5.    CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-	Capitalization and impairment testing of development costs (Notes 4.7).
-	Impairment of goodwill (Notes 4.7).
-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.10 c).
-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

6.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. leads the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated

Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets, net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)

Revaluation of existing assets

Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(6,336)

Total net assets identified	80,354

Goodwill	76,090

Total consideration	156,444

Goodwill is not expected to be deductible for tax purposes.

The amounts of revenue and net profit of the acquiree since the merger date included in the consolidated statement of comprehensive income for the year ended June 30, 2023, were $ 42.3 million and $ 5.4 million, respectively.

The pro forma revenue and net profit of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amount to $ 42.6 million and $ 3.1 million, respectively.

Syngenta Seedcare Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications (the “Agreement”). Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. Bioceres retains global rights for the use of products in HB4® crops; and, in the United States, Syngenta rights are non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the current Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. It has an effective date at the beginning of the 2023 calendar year, but implementation will be staggered. Bioceres will continue distributing its products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay during the calendar year 2023. For those countries, implementation will be in calendar year 2024, subject to regulatory clearances.

In consideration for the rights granted under the agreements to use Bioceres intellectual property as it exists at closing date, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. Considering that the effective date of the agreement is January 2023 for most countries and 2024 for certain countries detailed above, we concluded that the upfront fee should be accrued and recognized as license revenue at a point in time, when Syngenta is able to use and benefit from it. Of the total upfront payment received, $32.9 million were recognized at the effective date of the agreement and the remaining $17.1 million are reported as of June 30, 2023, as deferred revenue and advances from customers and will be recognized mainly in January 2024 when Syngenta has full access to the entire target market. To determinate the type of license under IFRS 15, we took into consideration that Bioceres will not undertake any activities that significantly affects the intellectual property subject to the agreement. The fair values of the upfront payment allocated to the territories for which the agreement starts to be effective at the beginning of 2023 and 2024, respectively, were determined based on relative fair values of each territory. Bioceres also considered a variable consideration linked to certain obligations, but we concluded that it is highly unlikely that a significant reversal in the amount of cumulative revenue recognized will occur.

Concurrently with this Agreement, Rizobacter entered into a Supply Agreement with Syngenta, whereby it acts as the exclusive supplier of the products under the Agreement. The price of the products being sold under the Supply Agreement are set at fair market value. Syngenta establishes its own pricing policies and pays to Bioceres a royalty of an amount between 30% to 50% of gross profit, as defined in the agreement. The percentage of royalties varies depending on the geography and year.

The Agreement sets global minimum targets for profits to be received by Bioceres that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory.

Additionally, the agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding of thus R&D program will be shared, with Syngenta contributing up to 70% of the investment. In those cases where Syngenta contribution corresponds to R&D services rendered by Bioceres, services are recognized as revenue. We concluded that this agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. Bioceres recognizes its direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. At inception of the agreement, no impact was recognized, and expenses associated with such R&D program will be expensed as incurred.

The Agreement sets out a “Clawback” clause, by which in case of certain breaches of the Agreement or events described therein, Bioceres shall pay a penalty to Syngenta for an amount up to $30 million, at inception, that will decrease $3 million per year until extinction. We concluded that no provision shall be accrued as of the date of these financial statements, considering that there is no past obligations and the circumstances considered in the Agreement are entirely under Bioceres’ control.

Insumos Agroquímicos S.A. (“Insuagro”)

On April 9, 2021, as part of the reorganization process of the crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two Insuagro directors (of three total members) were replaced by two directors of Bioceres.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Acquiring control over Insuagro, we also acquired control over two SPEs. SPEs are financial trust on public offering, whose underlying assets are trade receivables from Insuagro (trade receivables securitization). Insuagro is the administrator of the receivables, acts as the collection agent and has agreed to replace bad accounts receivable. Certificates of Participation issued by each SPEs are owned by Insuagro.

The consideration for the acquisition was $0.282 per share in three annually installments, totaling an amount of $3.1 million (the “Fixed Price”). The Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

Fair value of the consideration of payment

Cash payment	200,000
Financed payment	2,625,335
Contingent payment	951,622
Total consideration	3,776,957

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition‑date fair values of the assets transferred, and the liabilities incurred. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized.

Net assets incorporated
Cash and cash equivalents	555,804
Other financial assets	2,024,367
Trade receivables	17,536,888
Other receivables	419,877
Income and minimum presumed income taxes recoverable	117,229
Inventory	5,603,068
Deferred tax assets	106,952
Property, plant and equipment	1,662,516
Intangible assets	264,847
Trade and other payables	(17,311,906)
Borrowings	(5,928,748)
Employee benefits and social security	(201,472)
Deferred revenues and advances from customers	(301,017)

Revaluation of existing assets

Property, plant and equipment	289,529
Intangible assets	2,659,050
Deferred tax	(884,574)

Total net assets identified	6,612,410

Non-controlling interest	(3,305,543)

Goodwill	470,090

Total consideration	3,776,957

Goodwill is not expected to be deductible for tax purposes.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for year ended June 30, 2021, were $7.6 million and ($0.2) million, respectively. The revenue and profit or loss of the combined entity for year ended June 30, 2021 as though the acquisition date for the business combination had been as of the beginning of the annual reporting period amount to $233.3 million and ($4.6) million, respectively.

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. (“BYMA”), and in accordance with the Capital Markets Law of Argentina, we did a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement aforementioned. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares. The offer price payable for each Class B Share was $0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company’s Adjusted EBITDA in the same conditions mentioned before.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

On August 2, 2021, the mandatory offer was completed, and we bought 2.467.990 shares. Consideration of payment was $0.7 million in cash and $0.26 million financed as a conditional payment. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated, and the fair value of the consideration paid.

As of June 30, 2023, we owned 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

On August 31, 2022 and based on the adjusted EBITDA measured for the year ended June 30, 2022, the Fixed Price was increased up to $0.965 per share.

Moolec Science Ltd

On March 16, 2021, we acquired a 6% ownership interest, represented by 2,919,715 ordinary shares, in Moolec Science Ltd. (“Moolec”), a United Kingdom Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. In consideration for the acquisition, Bioceres transferred to Moolec the license to use and commercialize GLA/ARA safflower patents (Note 7.8).

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Science Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science reaches 1,860,000 ordinary shares. Moolec Science SA (Nasdaq: MLEC) quote as of June 30, 2023 was $3.68 per share.

Verdeca and other intangibles assets

On November 12, 2020 we acquired from Arcadia the remaining ownership interest in Verdeca, a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat.

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and Bioceres has already paid the contingent payment mentioned before.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2023	06/30/2022	06/30/2021
Cash at bank and on hand	48,129,194	32,912,886	28,327,569
Money market funds	—	562,380	7,718,544
	48,129,194	33,475,266	36,046,113

7.2.  Other financial assets

	06/30/2023	06/30/2022	06/30/2021
Current
Restricted short-term deposits	212,703	265,123	425,976
US Treasury bills	9,163,298	—	7,885,937
Mutual funds	1,596,539	2,913,519	—
Other investments	1,162,480	2,222,491	2,849,485
	12,135,020	5,401,133	11,161,398

	06/30/2023	06/30/2022	06/30/2021
Non-current
Shares of Bioceres S.A.	444,635	444,870	355,251
Other investments	274	174,971	742,211
	444,909	619,841	1,097,462

7.3.	Trade receivables

	06/30/2023	06/30/2022	06/30/2021
Current
Trade debtors	160,269,233	111,950,965	87,709,287
Allowance for impairment of trade debtors	(7,425,604)	(7,142,252)	(5,858,503)
Shareholders and other related parties (Note 17)	—	640,258	—
Allowance for credit notes to be issued	(3,694,019)	(1,961,463)	(2,987,398)
Trade debtors - Joint ventures and associates (Note 17)	865,627	22,429	221,048
Deferred checks	7,991,237	8,242,373	9,699,738
	158,006,474	111,752,310	88,784,172

	06/30/2023	06/30/2022	06/30/2021
Non-current
Trade debtors	—	200,412	135,739
	—	200,412	135,739

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.4.	Other receivables

	06/30/2023	06/30/2022	06/30/2021
Current
Taxes	6,113,764	9,071,643	6,048,533
Receivables for PP&E sales	156,423	1,734,281	—
Shareholders and other related parties (Note 17)	3,792,429	1,182	1,547
Other receivables - Parents companies and related parties to Parents (Note 17)	—	—	770,549
Other receivables - Joint ventures and associates (Note 17)	6,104,219	2,987,765	2,219,863
Prepayments to suppliers	10,956,831	4,648,164	1,646,614
Prepayments to suppliers - Shareholders and other related parties (Note 17)	—	—	132,625
Reimbursements over exports	10,558	10,549	10,547
Prepaid expenses and other receivables	1,302,221	1,110	1,021
Loans receivables	—	230,000	230,000
Miscellaneous	388,553	642,890	92,406
	28,824,998	19,327,584	11,153,705

	06/30/2023	06/30/2022	06/30/2021
Non-current
Taxes	873,699	218,159	862,771
Reimbursements over exports	1,290,227	2,036,040	1,680,371
Loans receivables	230,000	—	—
Miscellaneous	152,315	—	—
	2,546,241	2,254,199	2,543,142

The book value of financial instruments in this note is reasonable.

7.5.	Inventories

	06/30/2023	06/30/2022	06/30/2021
Seeds	1,542,159	1,183,915	404,774
Resale products	58,544,931	35,080,737	21,368,521
Manufactured products	25,881,761	21,725,042	10,902,683
Goods in transit	3,620,606	4,340,232	1,169,303
Supplies	24,893,187	17,534,434	6,320,594
Agricultural products	28,436,830	47,284,512	21,984,626
Allowance for obsolescence	(2,492,499)	(1,104,750)	(1,112,950)
	140,426,975	126,044,122	61,037,551

Net of agricultural products	111,990,145	78,759,610	39,052,925

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2023, 2022 and 2021 amounted to $212.2 million, $190.3 million, and $102.4 million, respectively. Those expenses were included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.6.Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	147,553	55,348	191,481	159,996	56,176	610,554
Costs incurred during the year	986,505	721,294	477,102	185,360	83,651	2,453,912
Decrease due to harvest/disposals	(1,134,058)	(776,642)	(625,211)	(299,199)	(139,827)	(2,974,937)
Year ended June 30, 2023	—	—	87,785	59,057	—	146,842

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	54,162	27,646	2,230,959	3,071	—	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,539,061	1,088,089	1,601,002	128,836	31,042	6,388,030
Costs incurred during the year	10,888,076	756,821	20,623,599	83,356	31,812	32,383,664
Exchange differences	122,077	6,996	564,649	776	296	694,794
Decrease due to harvest	(14,603,376)	(1,879,552)	(24,975,796)	(203,139)	(63,150)	(41,725,013)
Year ended June 30, 2022	—	—	44,413	12,900	—	57,313

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	—	509,184	965,728
Initial recognition and changes in the fair value of biological assets at the point of harvest	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838

7.7.Property, plant and equipment

Property, plant and equipment as of June 30, 2023, 2022 and 2021, included the following:

	06/30/2023	06/30/2022	06/30/2021
Gross carrying amount	93,634,779	71,521,454	63,974,402
Accumulated depreciation	(25,780,944)	(21,613,129)	(16,019,806)
Net carrying amount	67,853,835	49,908,325	47,954,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2023	06/30/2022	06/30/2021
Office equipment	263,892	269,538	288,920
Vehicles	2,032,853	2,665,074	1,835,634
Equipment and computer software	174,399	231,676	67,105
Fixtures and fittings	2,862,949	3,546,919	2,967,431
Machinery and equipment	14,463,756	5,811,960	5,125,728
Land and buildings	36,144,792	34,240,384	35,674,513
Buildings in progress	11,911,194	3,142,774	1,995,265
Total	67,853,835	49,908,325	47,954,596

1.   Gross carrying amount as of June 30, 2023 is as follows

	Gross carrying amount
			Additions
	As of the		from			Foreign
	beginning		business			currency	As of the end
Class	of the year	Additions	combination	Disposals	Revaluation	translation	of the year
Office equipment	908,004	57,835	—	(4,235)	—	6,484	968,088
Vehicles	5,261,979	353,886	—	(130,583)	—	7,037	5,492,319
Equipment and computer software	925,349	90,055	12,469	(64,648)	—	11,284	974,509
Fixtures and fittings	7,606,389	47,444	5,379	—	—	4,687	7,663,899
Machinery and equipment	13,017,830	3,534,130	7,047,496	(195,327)	—	108,918	23,513,047
Land and buildings	40,659,129	4,100	4,750,136	—	(2,394,269)	92,627	43,111,723
Buildings in progress	3,142,774	7,198,309	1,285,092	—	—	285,019	11,911,194
Total	71,521,454	11,285,759	13,100,572	(394,793)	(2,394,269)	516,056	93,634,779

2.   Accumulated depreciation as of June 30, 2023 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	the year	Disposals	Of the year	translation	Revaluation	of the year
Office equipment	638,466	(3,715)	67,711	1,734	—	704,196
Vehicles	2,596,905	(110,323)	959,879	13,005	—	3,459,466
Equipment and computer software	693,673	(44,301)	141,839	8,899	—	800,110
Fixtures and fittings	4,059,470	—	737,816	3,664	—	4,800,950
Machinery and equipment	7,205,870	(173,690)	1,988,931	28,180	—	9,049,291
Land and buildings	6,418,745	—	937,098	19,551	(408,463)	6,966,931
Total	21,613,129	(332,029)	4,833,274	75,033	(408,463)	25,780,944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

3.   Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
	As of the				Foreign
	beginning				currency		As of the end
Class	of the year	Additions	Transfers	Disposals	translation	Revaluation	of the year
Office equipment	762,825	35,039	—	—	110,140	—	908,004
Vehicles	3,512,217	1,113,557	8,238	(233,674)	861,641	—	5,261,979
Equipment and computer software	592,126	235,216	—	(59,016)	157,023	—	925,349
Fixtures and fittings	5,637,943	—	397,628	(13)	1,570,831	—	7,606,389
Machinery and equipment	9,987,811	656,043	86,945	(46,303)	2,333,334	—	13,017,830
Land and buildings	41,486,215	—	188,222	(1,345,352)	9,458,810	(9,128,766)	40,659,129
Buildings in progress	1,995,265	1,418,935	(681,033)	(427,093)	836,700	—	3,142,774
Total	63,974,402	3,458,790	—	(2,111,451)	15,328,479	(9,128,766)	71,521,454

4.   Accumulated depreciation as of June 30, 2022 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	the year	Disposals	Of the year	translation	Revaluation	of the year
Office equipment	473,905	—	55,420	109,141	—	638,466
Vehicles	1,676,583	(211,024)	956,409	174,937	—	2,596,905
Equipment and computer software	525,021	(58,667)	136,708	90,611	—	693,673
Fixtures and fittings	2,670,512	—	728,528	660,430	—	4,059,470
Machinery and equipment	4,862,083	(5,016)	1,169,606	1,179,197	—	7,205,870
Land and buildings	5,811,702	—	722,334	1,453,483	(1,568,774)	6,418,745
Total	16,019,806	(274,707)	3,769,005	3,667,799	(1,568,774)	21,613,129

5.   Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from			Foreign
	beginning		business			currency		As of the
Class	of year	Additions	combination	Transfers	Disposals	translation	Revaluation	end of year
Office equipment	579,882	66,331	5,491	—	(5,622)	116,743	—	762,825
Vehicles	2,977,542	987,101	466,024	—	(1,045,656)	127,206	—	3,512,217
Equipment and computer software	465,679	66,263	13,952	—	—	46,232	—	592,126
Fixtures and fittings	5,480,431	50,976	—	85,490	—	21,046	—	5,637,943
Machinery and equipment	9,054,701	604,307	—	—	(10,240)	339,043	—	9,987,811
Land and buildings	34,698,618	—	1,466,578	2,517,158	—	4,022,972	(1,219,111)	41,486,215
Buildings in progress	1,270,539	1,030,847	—	(438,492)	—	132,371	—	1,995,265
Total	54,527,392	2,805,825	1,952,045	2,164,156	(1,061,518)	4,805,613	(1,219,111)	63,974,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

6.   Accumulated depreciation as of June 30, 2021 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of	Disposals/		currency		as of the end
Class	year	Transfers	Of the year	translation	Revaluation	of year
Office equipment	391,602	(3,265)	45,174	40,394	—	473,905
Vehicles	1,828,087	(974,102)	689,273	133,325	—	1,676,583
Equipment and computer software	433,231	—	50,949	40,841	—	525,021
Fixtures and fittings	1,801,356	—	683,537	185,619	—	2,670,512
Machinery and equipment	3,605,468	(10,239)	898,522	368,332	—	4,862,083
Land and buildings	4,952,542	—	681,084	517,991	(339,915)	5,811,702
Total	13,012,286	(987,606)	3,048,539	1,286,502	(339,915)	16,019,806

The depreciation charge is included in Notes 8.3 and 8.4.The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Valuations were performed as of June 30, 2023, 2022 and 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Cost value
Class of property	06/30/2023	06/30/2022	06/30/2021
Land and buildings	21,161,294	20,661,443	17,937,729

7.8.	Intangible assets

Intangible assets as of June 30, 2023, 2022 and 2021 included the following:

	06/30/2023	06/30/2022	06/30/2021
Gross carrying amount	202,306,618	94,229,557	78,019,203
Accumulated amortization	(28,522,662)	(17,524,688)	(10,676,841)
Net carrying amount	173,783,956	76,704,869	67,342,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2023	06/30/2022	06/30/2021
Seed and integrated products
HB4 soy and breeding program	31,679,681	29,802,534	27,611,142
Integrated seed products	2,841,008	3,137,158	2,558,220
Crop nutrition			—
Microbiological products	49,508,801	5,792,348	3,996,657
Other intangible assets			—
Trademarks and patents	59,760,753	8,267,041	6,923,256
Software	1,987,690	2,167,985	1,849,041
Customer loyalty	23,006,023	22,537,803	19,404,046
RG/RS/OX Wheat	5,000,000	5,000,000	5,000,000
Total	173,783,956	76,704,869	67,342,362

1.     Gross carrying amount as of June 30, 2023 is as follows:

	Gross carrying amount
	As of the		Additions from	Foreign
	beginning of		business	currency	As of the end
Class	the year	Additions	combination	translation	of the year
Seed and integrated products
HB4 soy and breeding program	31,371,088	3,587,337		—	34,958,425
Integrated seed products	3,181,155	—	—	38,653	3,219,808
Crop nutrition
Microbiological products	8,855,421	7,165,710	39,613,280	10,617	55,645,028
Other intangible assets
Trademarks and patents	12,183,045	49,748	55,420,441	—	67,653,234
Software	5,176,373	399,925	—	6,113	5,582,411
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	11,202,720	96,818,958	55,383	202,306,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of June 30, 2023 is as follows:

	Amortization
	Accumulated
	as of			Accumulated
	beginning of		Foreign currency	as of the end
Class	the year	Of the year	translation	of the year
Seed and integrated products
HB4 soy and breeding program	1,568,554	1,710,190	—	3,278,744
Integrated seed products	43,997	332,531	2,272	378,800
Crop nutrition
Microbiological products	3,063,073	3,073,154	—	6,136,227
Other intangible assets
Trademarks and patents	3,916,004	3,976,477	—	7,892,481
Software	3,008,388	582,064	4,269	3,594,721
Customer loyalty	5,924,672	1,317,017	—	7,241,689
Total	17,524,688	10,991,433	6,541	28,522,662

3.     Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
	As of the		Foreign
	beginning of		currency	As of the end
Class	the year	Additions	translation	of the year
Seed and integrated products
HB4 soy and breeding program	27,611,142	3,759,946	—	31,371,088
Integrated seed products	2,558,220	—	622,935	3,181,155
Crop nutrition	—
Microbiological products	6,037,680	1,389,738	1,428,003	8,855,421
Other intangible assets	—
Trademarks and patents	9,824,171	—	2,358,874	12,183,045
Software	3,784,593	389,039	1,002,741	5,176,373
Customer loyalty	23,203,397	—	5,259,078	28,462,475
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	78,019,203	5,538,723	10,671,631	94,229,557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

4.      Accumulated amortization as of June 30, 2022 is as follows:

	Amortization
	Accumulated
	as of			Accumulated
	beginning of		Foreign currency	as of the end
Class	the year	Of the year	translation	of the year
Seed and integrated products
HB4 soy and breeding program	—	1,568,554	—	1,568,554
Integrated seed products	—	43,997	—	43,997
Crop nutrition
Microbiological products	2,041,023	505,133	516,917	3,063,073
Other intangible assets
Trademarks and patents	2,900,915	277,990	737,099	3,916,004
Software	1,935,552	591,077	481,759	3,008,388
Customer loyalty	3,799,351	1,174,641	950,680	5,924,672
Total	10,676,841	4,161,392	2,686,455	17,524,688

5.     Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from		Foreign
	beginning of		business	Transfers /	currency	As of the
Class	year	Additions	combination	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	—	(205,783)	—	27,611,142
Integrated seed products	2,296,955	—	—	—	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	—	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	—	887,262	9,824,171
Software	2,088,929	2,205,796	—	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	—	2,424,568	—	1,978,138	23,203,397
GLA/ARA safflower	—	2,931,699	—	(2,931,699)	—	—
RG/RS/OX Wheat	—	5,000,000	—	—	—	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203

(1)	Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

6.     Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
	Accumulated
	as of		Foreign	Accumulated
	beginning of		currency	as of the end of
Class	the year	Of the year	translation	the year
Crop nutrition
Microbiological products	1,363,962	523,992	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	216,531	2,900,915
Software	1,401,964	396,207	137,381	1,935,552
Customer loyalty	2,675,483	842,363	281,505	3,799,351
Total	7,499,373	2,388,982	788,486	10,676,841

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

7.9.	Goodwill

	06/30/2023	06/30/2022	06/30/2021
Rizobacter Argentina S.A.	28,080,271	28,080,271	22,277,336
Bioceres Crops S.A.	7,523,322	7,523,324	6,003,780
Pro farm Group, Inc. (Note 6)	76,089,749	—	—
Insumos Agroquímicos S.A.	470,090	470,090	470,090
	112,163,432	36,073,685	28,751,206

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

Pro Farm Group Inc CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 16.90% for Rizobacter and Bioceres Crops, 22% for Insuagro and 12.60 % for Pro Farm.

The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGUs was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.10.	Investment properties

	06/30/2023	06/30/2022	06/30/2021

Investment properties	3,589,749	—	—
	3,589,749	—	—

On May 3, 2023, the Group acquired a property from a client as a collection of its commercial debt. To date, we have not determined its future use and therefore it was classified as investment property.

The book value of the investment property does not differ significantly from its fair value.

7.11.	Trade and other payables

	06/30/2023	06/30/2022	06/30/2021
Current
Trade creditors	104,211,238	94,653,017	51,389,515
Shareholders and other related parties (Note 17)	35,292	44,579	52,864
Trade creditors - Parent company (Note 17)	644,191	670,730	193,718
Trade creditors - Joint ventures and associates (Note 17)	41,402,594	29,082,325	17,669,027
Taxes	3,561,058	1,265,771	2,556,945
Miscellaneous	953,301	133,198	229,339
	150,807,674	125,849,620	72,091,408

The trade and other payables include debts with grain producers. These debts represent payment obligations contracted by purchase contracts, which give the producer the right to set the price at any time between the delivery date and a future date. Those debts that are not fixed at closing are valued at their fair value and debts with a price set by the producer at their amortized cost.

The book value of financial instruments in this note is reasonable.

7.12.       Borrowings

	06/30/2023	06/30/2022	06/30/2021
Current
Bank overdrafts	—	—	32,838
Bank borrowings	61,303,952	48,305,535	33,684,287
Corporate bonds	35,547,510	12,845,934	24,742,752
Trust debt securities	7,296,506	6,492,733	3,470,448
Net loans payables- Parents companies and related parties to Parent (Note 17)	3,491,691	3,657,266	3,578,921
Subordinated loan	—	—	11,276,611
	107,639,659	71,301,468	76,785,857
Non-current
Bank borrowings	10,663,266	9,912,901	4,161,827
Corporate bonds	50,007,680	61,264,268	37,826,641
Net loans payables- Parent companies and related parties to Parent (Note 17)	—	3,000,000	6,000,000
	60,670,946	74,177,169	47,988,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The carrying value of some borrowings as of June 30, 2023 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2023		06/30/2022		06/30/2021
	Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value
Current
Bank borrowings	60,302,563	57,209,155	48,305,535	46,589,131	33,684,287	32,770,615
Corporate Bonds	35,547,510	34,725,828	12,845,934	12,467,941	24,742,752	24,085,087

Non-current
Bank borrowings	10,663,266	10,374,646	9,912,901	9,344,755	4,161,827	3,864,666
Corporate Bonds	50,007,680	47,014,542	61,264,268	56,550,746	37,826,641	32,656,097

7.13.   Secured Notes

Secured Guaranteed Notes

On August 5, 2022, the 25% of the outstanding capital of the convertible note that we had issued in 2020 and which the 75% was already converted into shares on March 16, 2022, were converted into 1.5 million shares. Bioceres has repurchased such shares for $24 million issuing the “The Secured Guaranteed Notes”.

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $25.1 million.

Secured Convertible Guaranteed Notes

On August 8, 2022, we issued the Secured Guaranteed Convertible Notes for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value the Secured Convertible Guaranteed Notes as of June 30, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $51.9 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.14.   Employee benefits and social security

	06/30/2023	06/30/2022	06/30/2021
Current
Salaries, accrued incentives, vacations and social security	9,388,639	7,337,774	2,341,351
Key management personnel (Note 17)	218,068	281,347	2,338,727
	9,606,707	7,619,121	4,680,078

7.15.   Deferred revenue and advances from customers

	06/30/2023	06/30/2022	06/30/2021
Current
Advances from customers	9,216,032	5,895,313	6,277,313
Deferred revenue (Note 6)	15,659,630	—	—
	24,875,662	5,895,313	6,277,313
Non-current
Advances from customers	620,893	—	—
Deferred revenue (Note 6)	1,436,912	—	—
	2,057,805	—	—

7.16.Provisions

	06/30/2023	06/30/2022	06/30/2021
Provisions for contingencies	891,769	603,022	449,847
	891,769	603,022	449,847

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 7.17.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.17.Changes in allowances and provisions

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2022	Additions	combination	reversals	difference	06/30/2023
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,142,252)	(1,327,385)	—	1,797,648	(753,615)	(7,425,604)
Allowance for obsolescence	(1,104,750)	(1,066,777)	(531,232)	690,503	(480,243)	(2,492,499)

Total deducted from assets	(8,247,002)	(2,394,162)	(531,232)	2,488,151	(1,233,858)	(9,918,103)

INCLUDED IN LIABILITIES

Provisions for contingencies	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)

Total included in liabilities	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)

Total	(8,850,024)	(2,615,170)	(924,305)	2,488,151	(908,524)	(10,809,872)

				Currency
			Uses and	conversion
Item	06/30/2021	Additions	reversals	difference	06/30/2022
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(5,858,503)	(1,598,042)	—	314,293	(7,142,252)
Allowance for obsolescence	(1,112,950)	(849,641)	270,032	587,809	(1,104,750)

Total deducted from assets	(6,971,453)	(2,447,683)	270,032	902,102	(8,247,002)

INCLUDED IN LIABILITIES

Provisions for contingencies	(449,847)	(292,732)	—	139,557	(603,022)

Total included in liabilities	(449,847)	(292,732)	—	139,557	(603,022)

Total	(7,421,300)	(2,740,415)	270,032	1,041,659	(8,850,024)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2020	Additions	combination	reversals	difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	—	—	565	203	—
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)

Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.   Revenue from contracts with customers

	06/30/2023	06/30/2022	06/30/2021
Sale of goods and services	385,295,414	326,460,004	204,674,072
Royalties	1,247,567	1,995,584	2,023,548
Right of use licenses	32,903,458	—	—
	419,446,439	328,455,588	206,697,620

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2.   Cost of sales

Item	06/30/2023	06/30/2022	06/30/2021
Inventories as of the beginning of the year	78,759,610	39,052,925	29,338,548
Business combination	11,182,602	—	5,611,918
Purchases of the year	233,471,036	229,990,487	112,084,246
Production costs	23,227,844	15,756,739	11,169,890
Foreign currency translation	806,106	2,323,554	(509,874)
Subtotal	347,447,198	287,123,705	157,694,728
Inventories as of the end of the year (*)	(111,990,145)	(78,759,610)	(39,052,925)
Cost of sales	235,457,053	208,364,095	118,641,803

(*) Net of agricultural products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.3.   R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2023	06/30/2022	06/30/2021
Amortization of intangible assets	4,804,768	2,348,778	1,138,720
Analysis and storage	52,660	—	—
Commissions and royalties	16,257	57,662	—
Import and export expenses	855	—	5,220
Depreciation of property, plant and equipment	577,785	438,010	454,575
Freight and haulage	17,429	—	2,335
Employee benefits and social securities	4,530,533	1,787,163	1,430,277
Maintenance	452,449	87,707	54,551
Energy and fuel	111,481	59,170	44,518
Supplies and materials	2,924,994	1,533,211	1,401,869
Mobility and travel	243,865	140,179	29,783
Impairment of R&D projects	—	—	51,716
Share-based incentives	136,754	48,934	—
Professional fees and outsourced services	660,887	197,289	235,443
Professional fees related parties	542,551	180,901	691,723
Office supplies	93,623	4,254	5,170
Information technology expenses	31,356	5,325	14,531
Insurance	78,673	12,541	24,439
Depreciation of leased assets	68,321	36,426	23,286
Miscellaneous	74	9,910	9,499
Total	15,345,315	6,947,460	5,617,655

	06/30/2023	06/30/2022	06/30/2021

R&D capitalized (Note 7.8)	10,753,047	5,149,684	3,906,630
R&D profit and loss	15,345,315	6,947,460	5,617,655
Total	26,098,362	12,097,144	9,524,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.4.   Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2023
Amortization of intangible assets	173,032	6,013,633	6,186,665
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,094,253	4,255,489
Depreciation of leased assets	468,524	3,029,049	3,497,573
Impairment of receivables	—	1,327,385	1,327,385
Freight and haulage	2,427,296	9,645,962	12,073,258
Employee benefits and social securities	9,973,301	38,030,033	48,003,334
Maintenance	1,195,111	2,067,672	3,262,783
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,319	1,047,720	2,123,039
Mobility and travel	90,848	4,140,153	4,231,001
Publicity and advertising	2,528	5,668,569	5,671,097
Contingencies	—	221,008	221,008
Share-based incentives	—	3,278,354	3,278,354
Professional fees and outsourced services	2,629,567	13,498,757	16,128,324
Professional fees related parties	—	277,137	277,137
Office supplies and registrations fees	229,500	833,430	1,062,930
Insurance	230,388	3,006,387	3,236,775
Information technology expenses	11,556	3,087,945	3,099,501
Obsolescence	1,012,788	53,989	1,066,777
Taxes	255,227	11,533,391	11,788,618
Miscellaneous	41,542	858,633	900,175
Total	23,227,844	113,002,747	136,230,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2022
Amortization of intangible assets	177,782	1,634,832	1,812,614
Commissions and royalties	165,013	1,661,984	1,826,997
Import and export expenses	241,301	843,383	1,084,684
Depreciation of property, plant and equipment	1,243,606	2,087,389	3,330,995
Depreciation of leased assets	249,230	971,882	1,221,112
Impairment of receivables	—	1,598,042	1,598,042
Freight and haulage	931,592	9,528,553	10,460,145
Employee benefits and social securities	7,750,363	22,980,983	30,731,346
Maintenance	929,600	1,499,107	2,428,707
Energy and fuel	555,066	53,146	608,212
Supplies and materials	773,873	2,103,877	2,877,750
Mobility and travel	60,326	2,399,260	2,459,586
Publicity and advertising	—	4,840,864	4,840,864
Contingencies	—	292,732	292,732
Share-based incentives	—	1,381,811	1,381,811
Professional fees and outsourced services	1,483,627	7,792,707	9,276,334
Professional fees related parties	—	389,714	389,714
Office supplies and registrations fees	197,033	776,542	973,575
Insurance	99,001	1,620,959	1,719,960
Information technology expenses	1,002	1,863,134	1,864,136
Obsolescence	849,641	—	849,641
Taxes	47,296	10,671,564	10,718,860
Miscellaneous	1,387	491,347	492,734
Total	15,756,739	77,483,812	93,240,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2021
Amortization of intangible assets	—	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	—	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	—	2,518,286	2,518,286
Contingencies	—	158,818	158,818
Share-based incentives	—	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	—	157,714	157,714
Office supplies and registrations fees	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	—	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

8.5.    Other income or expenses, net

	06/30/2023	06/30/2022	06/30/2021
Net result from commercialization of agricultural products	174,122	(5,536,561)	(1,236,533)
Reimbursements for exports	—	615,840	127,923
Expenses recovery	79,274	616,975	210,472
Other income or expenses, net	831,496	1,023,526	618,779
	1,084,892	(3,280,220)	(279,359)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.6.    Finance results

	06/30/2023	06/30/2022	06/30/2021
Financial costs
Interest expenses with the Parents (Note 17)	(462,575)	(817,170)	(1,219,776)
Interest expenses	(20,767,168)	(14,135,820)	(17,702,770)
Financial commissions	(2,558,342)	(2,973,207)	(2,317,690)
	(23,788,085)	(17,926,197)	(21,240,236)

Other financial results
Exchange differences generated by assets	(20,410,188)	33,661,590	22,161,855
Exchange differences generated by liabilities	10,890,789	(46,154,598)	(35,541,048)
Changes in fair value of financial assets or liabilities and other financial results	(2,209,036)	2,966,135	(5,057,589)
Net gain of inflation effect on monetary items	438,502	1,646,774	11,824,678
	(11,289,933)	(7,880,099)	(6,612,104)

9.    TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2023	06/30/2022	06/30/2021
Current assets
Income tax	9,444,898	1,647,398	990,881
	9,444,898	1,647,398	990,881
Non-current assets
Income tax	15,911	42,513	12,589
Minimum presumed income tax	375	1,899	—
	16,286	44,412	12,589

	06/30/2023	06/30/2022	06/30/2021
Liabilities
Income tax	509,034	7,538,764	7,452,891
	509,034	7,538,764	7,452,891

The roll forward of net deferred tax as of June 30, 2023, 2022 and 2021 is as follows:

	06/30/2023	06/30/2022	06/30/2021
Beginning of the year deferred tax	(24,994,569)	(22,421,125)	(14,164,930)
Additions for business combination	(6,335,717)	—	(777,622)
Charge for the year	2,380,157	1,031,836	(4,257,912)
Charge to OCI	712,458	2,645,997	(1,388,022)
Conversion difference	(234,712)	(6,251,277)	(1,832,639)
Total net deferred tax	(28,472,383)	(24,994,569)	(22,421,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2023, 2022 and 2021 are as follows:

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Tax Loss-Carry Forward	2,683,161	10,369,053	4,052,151	—	(402,582)	16,701,783
Changes in fair value of financial assets or liabilities	113,029	—	(108,217)	—	(1,705)	3,107
Trade receivables	91,604	—	70,748	—	192,389	354,741
Allowances	654,260	—	175,692	—	(33,346)	796,606
Royalties	525,057	—	200,979	—	(2,953)	723,083
Others	2,500,218	—	1,713,497	—	(3,280)	4,210,435
Total deferred tax assets	6,567,329	10,369,053	6,104,850	—	(251,477)	22,789,755

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Intangible assets	(13,664,699)	(16,601,120)	1,399,616	—	67,236	(28,798,967)
Property, plant and equipment depreciation	(14,190,560)	(103,650)	37,949	712,458	(76,348)	(13,620,151)
Inflation tax adjustment	(1,607,912)	—	1,015,276	—	25,877	(566,759)
Inventories	(1,538,310)	—	(4,441,468)	—	—	(5,979,778)
Government grants	(2,215)	—	2,215	—	—	—
Others financial assets	(402,390)	—	(1,748,016)	—	—	(2,150,406)
Right-of-use leased asset	(113,994)	—	(6,446)	—	—	(120,440)
Others	(41,818)	—	16,181	—	—	(25,637)
Total deferred tax liabilities	(31,561,898)	(16,704,770)	(3,724,693)	712,458	16,765	(51,262,138)

Net deferred tax	(24,994,569)	(6,335,717)	2,380,157	712,458	(234,712)	(28,472,383)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2021	provision	liabilities	to OCI	difference	06/30/2022
Tax Loss-Carry Forward	3,226,305	(553,702)	—	—	10,558	2,683,161
Changes in fair value of financial assets or liabilities	89,574	2,917	—	—	20,538	113,029
Trade receivables	609,913	(670,808)	—	—	152,499	91,604
Allowances	—	—	654,260	—	—	654,260
Royalties	485,426	(83,220)	—	—	122,851	525,057
Others	1,552,370	659,511	—	—	288,337	2,500,218
Total deferred tax assets	5,963,588	(645,302)	654,260	—	594,783	6,567,329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
	06/30/2021	provision	assets	to OCI	difference	06/30/2022
Intangible assets	(10,624,621)	(599,428)	—	—	(2,440,650)	(13,664,699)
Property, plant and equipment	(12,632,296)	(1,149,988)	—	2,645,997	(3,054,273)	(14,190,560)
Inflation tax adjustment	(2,682,172)	1,744,722	—	—	(670,462)	(1,607,912)
Allowances	(78,076)	687,155	(654,260)	—	45,181	—
Inventories	(1,821,524)	872,120	—	—	(588,906)	(1,538,310)
Biological assets	(229,296)	287,329	—	—	(58,033)	—
Government grants	(3,179)	1,768	—	—	(804)	(2,215)
Others financial assets	(276,800)	(55,050)	—	—	(70,540)	(402,390)
Right-of-use leased asset	(32,651)	(73,770)	—	—	(7,573)	(113,994)
Others	(4,098)	(37,720)	—	—	—	(41,818)
Total deferred tax liabilities	(28,384,713)	1,677,138	(654,260)	2,645,997	(6,846,060)	(31,561,898)

Net deferred tax	(22,421,125)	1,031,836	—	2,645,997	(6,251,277)	(24,994,569)

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2020	combination	provision	liabilities	to OCI	difference	06/30/2021
Tax Loss-Carry Forward	2,362,657	—	982,329	—	—	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	—	51,037	—	—	(2,646)	89,574
Trade receivables	1,068,054	—	138,438	—	—	(596,579)	609,913
Royalties	245,140	—	214,493	—	—	25,793	485,426
Right-of-use leased asset	5,424	—	(38,793)	32,651	—	718	—
Others	813,294	370,556	(427,433)	—	—	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	—	104,558	5,963,588

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2020	combination	provision	assets	to OCI	difference	06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	—	—	(714,412)	(10,624,621)
Property, plant and equipment	(9,365,882)	(537,922)	(357,614)	—	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	—	8,797	—	—	(867)	—
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	—	—	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	—	—	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	—	—	(19,033)	(1,821,524)
Biological assets	—	—	(229,296)	—	—	—	(229,296)
Government grants	(3,939)	—	1,174	—	—	(414)	(3,179)
Others financial assets	—	—	(277,841)	—	—	1,041	(276,800)
Right-of-use leased asset	—	—	—	(32,651)	—	—	(32,651)
Others	(4,993)	—	1,423	—	—	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	—	(1,388,022)	(1,832,639)	(22,421,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2023	06/30/2022	06/30/2021
Earnings before income tax-rate	19,105,947	14,063,630	10,530,548
Income tax benefit (expense) by applying tax rate in force in the respective countries	1,331,544	(9,166,026)	(8,481,737)
Share of profit or loss of subsidiaries, joint ventures and associates	241,301	440,944	274,877
Stock options charge	(558,026)	(50,163)	(58,248)
Rate change adjustment	—	—	(1,780,962)
Non-deductible expenses	(371,316)	(303,518)	(365,350)
Non-taxable gain	—	—	557,911
Foreign investment coverage	—	510,487	390,170
Tax inflation adjustment	7,920,895	1,826,488	(2,182,988)
Result of inflation effect on monetary items and other finance results	(8,120,822)	(10,669,710)	(3,181,733)
Others	625,076	(561,036)	476,890
Income tax expenses	1,068,652	(17,972,534)	(14,351,170)

The Group did not recognize deferred income tax liabilities of $2,105,753, $3,466,195, $2,497,033 as of June 30, 2023, 2022 and 2021, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2023	2022	2021
Argentina	25% - 35%	25% - 35%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	25%	25%	26.5%
Brazil	34%	34%	34%
United States of America	21%	21%	21%

	06/30/2023	06/30/2022	06/30/2021
Current tax expense	(1,311,505)	(19,004,370)	(10,093,258)
Deferred tax	2,380,157	1,031,836	(4,257,912)
Total	1,068,652	(17,972,534)	(14,351,170)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2023 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2018	57,812	17,344	2023	Argentina
2019	61,535	15,384	2024	Argentina
2020	396,746	99,187	2025	Argentina
2020	223,999	47,040	2040	United States of America
2021	2,017,350	584,306	2026	Argentina
2021	511,839	107,486	2041	United States of America
2022	1,330,799	365,283	2027	Argentina
2022	1,072,159	225,154	2042	United States of America
2023	11,457,538	3,782,248	2028	Argentina
2023	51,574,868	10,830,722	2043	United States of America
2023	1,845,968	627,629	2028	Brazil
Total	70,550,613	16,701,783

The amount of tax losses for the fiscal year ended on June 30, 2023 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2023 amounted to $0.4 million that corresponds to fiscal year 2016 and will expired on 2026.

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

10.    EARNING PER SHARE

	06/30/2023	06/30/2022	06/30/2021
Numerator
Profit (Loss) for the year (basic EPS)	18,779,876	(7,199,618)	(6,870,163)
Profit (Loss) for the year (diluted EPS)	18,779,876	(7,199,618)	(6,870,163)
Denominator
Weighted average number of shares (basic EPS)	62,146,082	42,302,318	39,218,632
Weighted average number of shares (diluted EPS)	63,185,508	42,302,318	39,218,632

Basic profit (loss) attributable to ordinary equity holders of the parent	0.3022	(0.1702)	(0.1752)
Diluted profit (loss) attributable to ordinary equity holders of the parent	0.2972	(0.1702)	(0.1752)

For the year ended June 30, 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2023, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,796,774 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 4,042,869 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,194,032, shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.13.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2023, 2022 and 2021 is:

Name	06/30/2023	06/30/2022	06/30/2021
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquímicos S.A.	38.68%	38.68%	49.9%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Rizobacter

Summary financial statements:

	06/30/2023	06/30/2022	06/30/2021
Current assets	335,866,177	294,372,669	175,906,282
Non-current assets	89,038,654	77,663,085	59,860,206
Total assets	424,904,831	372,035,754	235,766,488

Current liabilities	232,082,379	181,999,148	120,036,912
Non-current liabilities	93,498,026	98,070,280	57,480,984
Total liabilities	325,580,405	280,069,428	177,517,896

Equity attributable to controlling interest	99,323,049	91,965,153	58,246,057
Equity attributable to non-controlling interest	1,377	1,173	2,535
Total equity	99,324,426	91,966,326	58,248,592

Total liabilities and equity	424,904,831	372,035,754	235,766,488

Summary statements of comprehensive income or loss

	06/30/2023	06/30/2022	06/30/2021
Revenues	288,880,411	280,625,028	189,749,478
Initial recognition and changes in the fair value of biological assets at the point of harvest	(3,199,885)	3,973,780	1,552,746
Cost of sales	(178,970,954)	(176,497,573)	(106,636,141)
Gross margin	106,709,572	108,101,235	84,666,083

Research and development expenses	(3,851,144)	(3,190,439)	(3,208,904)
Selling, general and administrative expenses	(68,580,834)	(59,057,350)	(37,500,952)
Share of profit or loss of joint ventures and associates	222,364	611,989	481,442
Other income	361,639	113,378	507,246
Operating profit	34,861,597	46,578,813	44,944,915

Financial results	(25,356,667)	(12,668,145)	(11,032,748)
Profit before taxes	9,504,930	33,910,668	33,912,167

Income tax expense	(3,064,006)	(16,788,853)	(14,141,515)
Result for the year	6,440,924	17,121,815	19,770,652

Foreign exchange differences on translation of foreign operations	1,075,805	1,824,666	1,704,590
Revaluation of property, plant and equipment, net of tax	(1,435,739)	(5,308,610)	(2,682,457)
Total comprehensive result	6,080,990	13,637,871	18,792,785

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2023, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Insuagro

Summary financial statements:

	06/30/2023	06/30/2022	06/30/2021
Current assets	46,335,283	40,361,614	23,293,521
Non-current assets	2,056,730	2,295,965	2,907,928
Total assets	48,392,013	42,657,579	26,201,449

Current liabilities	39,442,599	35,464,893	20,297,799
Non-current liabilities	1,242,098	118,460	1,341,613
Total liabilities	40,684,697	35,583,353	21,639,412

Total equity	7,707,316	7,074,226	4,562,037

Total liabilities and equity	48,392,013	42,657,579	26,201,449

Summary statements of comprehensive income or loss

	06/30/2023	06/30/2022	06/30/2021
Revenues	55,710,643	49,116,626	7,600,041
Cost of sales	(42,765,656)	(35,181,813)	(5,886,326)
Gross margin	12,944,987	13,934,813	1,713,715

Selling, general and administrative expenses	(7,931,425)	(7,894,444)	(1,065,147)
Other income or expenses, net	9,833	159,794	18,305
Operating profit	5,023,395	6,200,163	666,873

Financial results	(2,403,656)	(2,954,581)	(961,635)
Profit/(loss) before tax	2,619,739	3,245,582	(294,762)
Income tax	(1,053,372)	(1,421,973)	127,876
Profit/(loss) for the year	1,566,367	1,823,609	(166,886)

Exchange differences on translation of foreign operations	—	733,029	180,519
Revaluation of property, plant and equipment, net of tax	(31,610)	—	—
Total comprehensive result	1,534,757	2,556,638	13,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2023	06/30/2022	06/30/2021
Investment activities
Net assets acquisition by business combination (Note 6)	152,070,313	—	6,612,409
Investment in-kind in other related parties (Note 17)	1,163,384	1,580,556	714,359
Settlement of receivables through PPE contribution	—	—	2,164,156
Acquisition of assets financed by debt	—	—	7,637,972
Acquisition of assets through issuance of capital	—	—	15,000,000
Capitalization of interest on buildings in progress	74,710	—	—
Financed sale of property, plant and equipment	—	1,734,281	—
Investment properties	3,589,749	—	—
Sale of equity investee (Note 13)	(133,079)	—	—
Non-monetary contributions in joint ventures and associates (Note 13)	—	3,000	2,931,699
	156,765,077	3,317,837	35,060,595

	06/30/2023	06/30/2022	06/30/2021
Financing activities
Capitalization of convertible notes (Note 7.13)	12,211,638	36,244,460	—
Purchase of own shares (Note 7.13)	(24,025,718)	—	—
Consideration for acquisition	—	—	(2,625,335)
Acquisition of non-controlling interest in subsidiaries	—	255,893	—
	(11,814,080)	36,500,353	(2,625,335)

The Group has incorporated the assets and liabilities from Pro Farm Group Inc mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	—	—	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	—	—	(3,442,491)
Payments	(113,100,032)	—	—	(113,100,032)
Financing for assets acquisitions	—	11,214,929		11,214,929
Debt incorporated by business combination	5,928,748			5,928,748
Interest payment	(12,923,745)	—	—	(12,923,745)
Exchange differences, currency translation differences and other financial results	(135,867)	122,950	5,634,178	5,621,261
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870
Proceeds	140,431,184	—	—	140,431,184
Decrease bank overdraft and other short-term borrowings	(32,838)	—	—	(32,838)
Payments	(110,625,272)	—	—	(110,625,272)
Financing for assets acquisitions	—	264,661	—	264,661
Conversion of Convertible Notes (Note 7.13)	—	—	(36,244,460)	(36,244,460)
Interest payment	(8,787,586)	—	(4,222,248)	(13,009,834)
Exchange differences, currency translation differences and other financial results	(281,176)	847,596	4,361,767	4,928,187
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498
Proceeds	24,817,888	—	55,000,000	79,817,888
Payments	(13,596,339)	(3,148,617)	—	(16,744,956)
Conversion of Convertible Notes (Note 7.13)	—	—	(9,109,516)	(9,109,516)
Interest payment	(12,873,219)	—	(5,173,742)	(18,046,961)
Exchange differences, currency translation differences and other financial results	24,483,638	(4,760,917)	21,937,333	41,660,054
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

13.    JOINT VENTURES AND ASSOCIATES

	06/30/2023	06/30/2022	06/30/2021
Assets
Synertech Industrias S.A.	36,026,710	35,646,740	27,572,597
Indrasa Biotecnología S.A.	—	70,466	54,957
Alfalfa Technologies S.R.L.	36,502	74,827	97,920
Moolec Science Limited	—	2,759,059	2,931,699
Moolec Science S.A.	3,233,598	3,000	—
	39,296,810	38,554,092	30,657,173

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Science Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science reaches 1,860,000 ordinary shares.

	06/30/2023	06/30/2022	06/30/2021
Liabilities
Trigall Genetics S.A.	622,823	717,948	1,278,250
	622,823	717,948	1,278,250

Changes in joint ventures investments and affiliates:

	06/30/2023	06/30/2022	06/30/2021
As of the beginning of the year	37,836,144	29,378,923	23,103,963
Monetary contributions	—	—	101,883
Non-monetary contributions (Note 12)	—	3,000	2,931,699
Revaluation of property, plant and equipment	(184,630)	(586,268)	(413,618)
Share-based incentives	3,825	50,315	—
Sale of equity investee - Indrasa Biotecnología S.A.	(133,079)	—	—
Foreign currency translation	(46,901)	7,845,756	2,657,567
Share of profit or loss	1,198,628	1,144,418	997,429
As of the end of the year	38,673,987	37,836,144	29,378,923

Share of profit or loss of joint ventures and affiliates:

	06/30/2023	06/30/2022	06/30/2021
Trigall Genetics S.A.	103,703	670,065	270,579
Synertech Industrias S.A.	564,598	856,006	708,550
Moolec Science Limited	—	(383,447)	—
Moolec Science S.A.	467,714	—	—
Indrasa Biotecnología S.A.	62,613	1,794	18,300
	1,198,628	1,144,418	997,429

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the Argentinian legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics (i)
Summarized balance sheet	06/30/2023	06/30/2022	06/30/2021
Current assets
Cash and cash equivalents	39,085	36,479	13,798
Other current assets	4,824,095	3,787,140	1,949,590
Total current assets	4,863,180	3,823,619	1,963,388
Non-current assets
Intangible assests	15,943,633	14,485,757	13,335,653
Investments in joint ventures and associates	3,027,061	—	—
Total non-current assets	18,970,694	14,485,757	13,335,653
Current liabilities
Other current liabilities	2,696,046	1,638,939	1,257,070
Total current liabilities	2,696,046	1,638,939	1,257,070
Non-current liabilities
Financial liabilities	18,498,360	13,947,658	12,184,030
Other non- current liabilities	471,444	745,008	1,000,774
Total non-current liabilities	18,969,804	14,692,666	13,184,804
Net assets	2,168,024	1,977,771	857,167

	Trigall Genetics (i)
Summarized statements of comprehensive income	06/30/2023	06/30/2022	06/30/2021
Revenue	2,010,229	2,205,849	1,110,303
Finance income	—	—	22,470
Finance expense	(718,388)	(97,419)	(3,586)
Depreciation and amortization	(507,860)	(234,190)	—
Profit of the year	207,410	1,340,129	586,773
Other comprehensive income	(17,156)	—	—
Total comprehensive income	190,254	1,340,129	586,773

	Synertech
Summarized balance sheet	06/30/2023	06/30/2022	06/30/2021
Current assets
Cash and cash equivalents	745,758	202,078	540,149
Other current assets	49,857,184	39,346,866	17,274,878
Total current assets	50,602,942	39,548,944	17,815,027
Non-current assets
Property, plan and equipment	12,277,213	13,846,826	13,422,832
Other non- current assets	74,459	—	39,171
Total non-current assets	12,351,672	13,846,826	13,462,003
Current liabilities
Financial liabilities	18,747,463	6,995,247	1,346,327
Other current liabilities	11,501,222	17,684,155	6,807,330
Total current liabilities	30,248,685	24,679,402	8,153,657
Non-current liabilities
Financial liabilities	—	84,391	331,306
Other non- current liabilities	3,841,374	3,257,934	4,119,471
Total non-current liabilities	3,841,374	3,342,325	4,450,777
Net assets	28,864,555	25,374,043	18,672,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

	Synertech
Summarized statements of comprehensive income	06/30/2023	06/30/2022	06/30/2021
Revenue	62,798,136	61,117,486	23,759,744
Finance income	633,741	7,019,720	5,584,007
Finance expense	(6,768,810)	(8,644,475)	(6,283,955)
Depreciation and amortization	(2,032,809)	(1,339,357)	(39,171)
(Loss)/Profit of the year	3,980,995	(2,429,401)	1,776,244
Other comprehensive (loss)/income	(369,259)	(1,172,537)	(827,236)
Total comprehensive (loss)/income	3,611,736	(3,601,938)	949,008

14.  SEGMENT INFORMATION

The Group is organized into three main operating segments:

Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	157,153,024	418,198,872
Royalties	1,247,567	—	—	1,247,567
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	610,554
Changes in the net realizable value of agricultural products after harvest	(1,409,874)	(1,550,570)	(1,390,989)	(4,351,433)
Total	55,517,518	204,288,341	155,899,701	415,705,560

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(235,457,053)
Gross profit per segment	24,504,831	66,759,042	88,984,634	180,248,507
% Gross margin	44%	33%	57%	43%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	326,460,004
Royalties	1,995,584	—	—	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	6,388,030
Changes in the net realizable value of agricultural products after harvest	(214,350)	111,282	60,545	(42,523)
Total	51,315,988	174,378,123	109,106,984	334,801,095

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(208,364,095)
Gross profit per segment	29,476,299	49,888,816	47,071,885	126,437,000
% Gross margin	57%	29%	43%	38%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548	—	—	2,023,548
Others
Government grants	2,302	—	—	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Revenue by similar group of products or services

	06/30/2023	06/30/2022	06/30/2021
Seed and integrated products	56,607,964	47,858,146	33,422,140
Seed Treatments Packs	37,257,361	29,056,276	29,072,060
Seed & Royalties Payments	7,004,400	6,384,927	4,350,080
HB4 Program	12,346,203	12,416,943	—

Crop protection	205,685,451	173,095,092	113,508,465
Adjuvants	52,978,705	51,211,406	50,443,314
Seed CP Products and Services	26,080,587	26,478,873	22,648,915
Bioprotection	32,502,175	—	—
Other CP Products and Services	94,123,984	95,404,813	40,416,236

Crop nutrition	157,153,024	107,502,350	59,767,015
Inoculants & Biofertilizers	23,621,534	23,621,552	30,465,272
Micro-beaded Fertilizers	123,731,172	83,880,798	29,301,743
Biostimulants	9,800,318	—	—

Total revenues	419,446,439	328,455,588	206,697,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2023	06/30/2022	06/30/2021
Argentina	284,964,893	261,624,779	157,352,242
United States of America	34,395,199	5,086,007	2,504,696
Cayman Islands (Note 6)	34,095,830	—	—
Brazil	24,774,203	33,049,005	24,591,539
France	8,130,638	9,794,078	4,269,368
Uruguay	8,472,043	8,064,197	5,752,913
Estonia	8,488,000	—	—
Bolivia	1,844,357	430,233	3,707,107
Paraguay	7,568,687	6,845,952	5,369,912
South Africa	5,992,124	3,126,245	2,789,322
Rest of the world	720,465	435,092	360,521
Total revenues	419,446,439	328,455,588	206,697,620

	06/30/2023	06/30/2022	06/30/2022
Non-current assets
Argentina	124,612,208	124,025,426	107,077,617
Cayman Islands	27,535,122	27,399,033	24,837,572
United States	192,129,674	7,407,432	7,799,448
Paraguay	720,471	760,894	742,767
Brazil	8,398,403	2,836,570	3,460,634
Bolivia	36,706	51,097	33,133
South Africa	—	6,394	3,892
Francia	7,024	14,929	26,138
Colombia	5,890	11,304	18,461
Uruguay	301,223	173,800	48,502
Finland	54,502	—	—
Total non-current assets	353,801,223	162,686,879	144,048,164

Property, plant and equipment	67,853,835	49,908,325	47,954,596
Intangible assets	173,783,956	76,704,869	67,342,362
Goodwill	112,163,432	36,073,685	28,751,206
Total reportable assets	353,801,223	162,686,879	144,048,164
Total non-reportable assets	464,257,935	355,533,482	250,541,793
Total assets	818,059,158	518,220,361	394,589,957

15.    FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to a variety of financial risks that arise from its activities and from its use of financial instruments. This Note provides information on the Group’s exposure to certain main risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

To cover trade receivables, the Group has a credit insurance for main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

On that basis, the loss allowance as of June 30, 2023 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	120,922,675	0.11%	135,845
More than 15 days past due	7,101,550	0.48%	34,339
More than 30 days past due	1,446,803	0.10%	1,452
More than 60 days past due	4,264,227	0.12%	5,089
More than 90 days past due	13,418,222	0.60%	80,205
More than 120 days past due	3,099,980	0.71%	21,963
More than 180 days past due	8,050,817	0.94%	18,907
More than 365 days past due	7,127,804	100.00%	7,127,804
Total 06/30/2023	165,432,078		7,425,604

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The cash flow forecast is determined at both an entity level and consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2023	months	months	years
Trade and other payables	60,086,911	71,780,831	3,048,515
Borrowings	29,650,553	78,835,499	62,825,777
Convertible notes	—	—	75,213,146
Leasing liabilities	616,448	1,748,504	9,660,548
Total	90,353,912	152,364,834	150,747,986

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2022	months	months	years
Trade and other payables	57,094,063	71,093,030	—
Borrowings	13,087,870	56,356,858	77,961,511
Convertible notes	—	—	12,559,071
Leasing liabilities	366,413	1,105,619	10,352,317
Total	70,548,346	128,555,507	100,872,899

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2021	months	months	years
Trade and other payables	17,379,825	44,023,803	9,266
Borrowings	26,399,791	57,195,372	53,290,976
Convertible notes	—	—	48,664,012
Leasing liabilities	374,642	2,154,835	755,932
Total	44,154,258	103,374,010	102,720,186

As of June 30, 2023, and 2022 the Group had no exposure to derivative liabilities.

Inventory price risk

The Group is exposed to the volatility of commodities prices in its inventory. For the purposes of ensuring supply, the Group enters into purchasing agreements, granting the producer the right to set the price at any time between the delivery date and a future date. The Group eventually covers risks on its financial position and on the results of a possible variation in commodities prices by selling the grains at the same time producers set prices in purchasing agreements.

As of June 30, 2023, the impact of a simultaneous movement of 10% favorable/unfavorable changes in the price of cereals, holding the rest of the variables constant, would result in a pre-tax profit/loss of $2.8 million.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2023:

Net foreign currency position	06/30/2023
Amount expressed in US$	(16,294,553)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (See note 2).

Considering only this net currency exposure as of June 30, 2023 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the year ended June 30, 2023 would have resulted in a net pre-tax loss or gain of approximately $1.6 million.

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition is set out below.

	06/30/2023	06/30/2022	06/30/2021
	Carrying	Carrying	Carrying
	amount	amount	amount
Fixed-rate instruments
Current financial liabilities	(108,610,785)	(71,694,064)	(73,125,807)
Non-current financial liabilities	(139,462,249)	(96,205,253)	(108,236,265)

Variable-rate instruments
Current financial liabilities	(443,973)	(2,655,966)	(3,660,050)
Non-current financial liabilities	—	(385,215)	(206,748)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2023 a one percentage point increase in floating interest rates would increase interest payable by less than $ 0.01 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2023, and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Financial assets by category

				Mandatorily measured at fair value
	Amortized cost			through profit or loss
Financial asset	06/30/2023	06/30/2022	06/30/2021	06/30/2023	06/30/2022	06/30/2021
Cash and cash equivalents	48,129,194	32,912,886	28,327,569	—	562,380	7,718,544
Other financial assets	657,612	884,964	1,523,438	11,922,317	5,136,010	10,735,422
Trade receivables	158,006,474	111,952,722	88,919,911	—	—	—
Other receivables (*)	12,124,724	7,642,707	5,005,283	—	—	—
Total	218,918,004	153,393,279	123,776,201	11,922,317	5,698,390	18,453,966

(*) Advances expenses and tax balances are not included.

Financial liabilities by category

				Mandatorily measured at fair value
	Amortized cost			through profit or loss
Financial liability	06/30/2023	06/30/2022	06/30/2021	06/30/2023	06/30/2022	06/30/2021
Trade and other payables	142,582,166	125,849,620	72,091,408	8,225,508	—	—
Borrowings	168,310,605	145,478,637	124,774,325	—	—	—
Secured notes	75,213,146	12,559,071	48,664,012	—	—	—
Lease liability	13,889,223	11,751,284	1,140,717	—	—	—
Consideration for acquisition of assets	4,993,256	12,902,790	11,790,533	—	—	—
Total	404,988,396	308,541,402	258,460,995	8,225,508	—	—

Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	562,380	—	—
Other investments	3,841,225	732,405	—

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	7,718,544	—	—
US Treasury bills	7,885,937	—	—
Other investments	2,110,414	739,071	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

16.  LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2023	06/30/2022	06/30/2021
Right-of-use leased asset
Book value at the beginning of the year	15,828,032	3,688,150	2,369,326
Additions of the year	3,154,950	10,429,919	913,321
Additions from business combination	3,005,000	—	—
Disposals	(1,839,921)	—	—
Exchange differences	1,015,131	1,709,963	405,503
Book value at the end of the year	21,163,192	15,828,032	3,688,150

	06/30/2023	06/30/2022	06/30/2021
Depreciation
Book value at the beginning of the year	3,684,006	2,360,490	1,254,729
Depreciation of the year	3,565,894	1,257,538	827,320
Disposals	(171,870)	—	—
Exchange differences	148,587	65,978	278,441
Accumulated depreciation at the end of the year	7,226,617	3,684,006	2,360,490
Total	13,936,575	12,144,026	1,327,660

	06/30/2023	06/30/2022	06/30/2021
Lease liability
Book value at the beginning of the year	11,751,284	1,140,717	1,109,812
Additions of the year	3,154,950	9,937,271	259,427
Additions from business combination	3,245,000	—	—
Interest expenses, exchange differences and inflation effects	(406,494)	1,708,060	500,442
Payments of the year	(3,855,517)	(1,034,764)	(728,964)
Total	13,889,223	11,751,284	1,140,717

	06/30/2023	06/30/2022	06/30/2021
Lease Liabilities
Non-current	10,030,524	10,338,380	390,409
Current	3,858,699	1,412,904	750,308
Total	13,889,223	11,751,284	1,140,717

	06/30/2023	06/30/2022	06/30/2021
Machinery and equipment	3,655,741	828,977	661,544
Vehicles	1,475,581	1,115,087	1,061,184
Equipment and computer software	903,306	742,382	582,101
Land and buildings	15,128,564	13,141,586	1,383,321
	21,163,192	15,828,032	3,688,150

(1)	The incremental borrowing rate used was 3.44%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2023, and 2022, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Joint ventures and associates	Sales and services	27,945,312	25,585,104	9,404,716
Joint ventures and associates	Purchases of goods and services	(60,847,857)	(62,876,997)	(23,395,323)
Joint ventures and associates	Equity contributions	—	3,000	3,033,582
Key management personnel	Salaries, social security benefits and other benefits	(5,002,881)	(4,042,348)	(3,376,292)
Key management personnel	Net loans cancelled	—	—	664,398
Key management personnel	Interest gain	—	—	9,782
Key management personnel	Sales and services	691,879	—	—
Shareholders and other related parties	Sales of goods and services	6,381,641	844,587	572,110
Shareholders and other related parties	Purchases of goods and services	(2,249,940)	(2,904,956)	(3,092,506)
Shareholders and other related parties	In-kind contributions	1,163,384	1,580,556	714,359
Shareholders and other related parties	Net loans granted/(cancelled)	—	421,691	—
Shareholders and other related parties	Interest gain	5,753	42,813	—
Parent company and related parties to Parent (Note 8.6)	Net loans cancelled	—	—	(101,241)
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(462,575)	(817,170)	(1,219,776)
Total		(32,375,284)	(42,163,720)	(16,786,191)

		Amounts receivable from related parties
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Parent company and related parties to Parent	Other receivables	—	—	770,549
Shareholders and other related parties	Other receivables	—	640,258	—
Shareholders and other related parties	Other receivables	3,792,429	1,182	134,172
Joint ventures and associates	Trade debtors	865,627	22,429	221,048
Joint ventures and associates	Other receivables	6,334,219	2,987,765	2,219,863
Total		10,992,275	3,651,634	3,345,632

		Amounts payable to related parties
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Parent company and related parties to Parent	Trade creditors	(644,191)	(670,730)	(193,718)
Parent company and related parties to Parent	Net loans payables	(3,491,691)	(6,657,266)	(9,578,921)
Key management personnel	Salaries, social security benefits and other benefits	(218,068)	(281,347)	(2,338,727)
Shareholders and other related parties	Trade and other payables	(35,292)	(44,579)	(52,864)
Joint ventures and associates	Trade creditors	(41,402,594)	(29,082,325)	(17,669,027)
Total		(45,791,836)	(36,736,247)	(29,833,257)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2023, and 2022.

	06/30/2023	06/30/2022	06/30/2021
Salaries, social security and other benefits	1,587,773	2,611,603	1,721,157
Share-based incentives	3,415,108	1,430,745	1,655,135
Total	5,002,881	4,042,348	3,376,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Compensation Committee based on the performance of individuals and market trends.

19.  SHARE-BASED PAYMENT

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business.

Under the Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 1,700,000 ordinary shares. It amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Employee Stock Option Plan, and (iv) the Stand Alone Stock Option Grant.

Incentive payments based on options

-	Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029.
-	Share option plan for junior management: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Directors and Sr. Management		Junior Management
Weighted average fair value of shares	$5.42		$13.98
Exercise price	$4.55		$5.55
Weighted average expected volatility (*)	29.69%		42.18%
Dividend rate	0%		0%
Weighted average risk-free interest rate	1.66%		1.17%
Weighted average expected life	9.89	years	9.22	years
Weighted average fair value of stock options at measurement date	$2.47		$10.10

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the likelihood of option exercise. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the period.

The total converted options outstanding on the date of the merger was 1,046,776. The estimated fair value of options on the merger date was $0.5 million. The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the weighted average amount and exercise price and the movements of the stock options during the years ended June 30, 2023, 2022 and 2021:

	06/30/2023		06/30/2022		06/30/2021
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	options	price	options	price	options	price
At the beginning of the year	1,091,935	$4.63	1,166,667	$4.55	1,200,000	$4.55
Assumed for business combination	136,976	$11.83	—	—	—	—
Granted during the year	—	—	93,600	$5.55	—	—
Exercised during the year	(140,943)	$5.75	(168,332)	$4.55	(33,333)	$4.55
Effective at the end of the year	1,087,968	$3.61	1,091,935	$4.63	1,166,667	$4.55

Exercise price of options effective at the end of the period was calculated using weighted average.

Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the executive offices. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares to certain executive officers, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

The total charge of share-based incentives plans recognized during the year ended June 30, 2023, 2022 and 2021 was $3.4 million, $0.3 million and $0.7 million, respectively.

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The secured guaranteed notes and the convertibles notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

22.EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to June 30, 2023, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.